SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press release dated October 31, 2012 entitled “Telecom Argentina S.A. announces consolidated nine month period (‘9M12’) and third quarter results for fiscal year 2012 (‘3Q12’)*”

FOR IMMEDIATE RELEASE
Market Cap P$12.6 billion
October 30th, 2012

Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated nine month period (‘9M12’) and third quarter

results for fiscal year 2012 (‘3Q12’)*

•	Consolidated Revenues amounted to P$16,025 million (+20% vs. 9M11); Fixed Internet +28% vs. 9M11; Fixed Data +27% vs. 9M11; and Mobile business in Argentina +21% vs. 9M11.

•	Mobile subscribers in Argentina: 18.9 million; +1.1 million (+6% vs. 9M11).

•	Mobile Value Added Services in Argentina (Internet and Data): +35% vs. 9M11; 52% of Service Revenues.

•	Mobile ARPU reached P$55.8 per month in 9M12 (+12% vs. 9M11).

•	ADSL ARPU increased to P$99.2 per month in 9M12 (+16% vs. 9M11); monthly churn remained at 1.3% in 9M12.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$4,726 million (+7% vs. 9M11), 29.5% of Net Revenues.

•	Operating Profit amounted to P$2,803 million.

•	Net Income amounted to P$1,923 million (+2% vs. 9M11). Net Income attributable to Telecom Argentina amounted P$1,891 million (+1% vs. 9M11).

•	Net Cash Position: P$2,697 million, an increase of P$672 million vs. 9M11 due to the cash generation and after Telecom Argentina’s cash dividend payment of P$807 million.

•	Capex reached P$2,187 million in 9M12 (+23% vs. 9M11), 14% of Consolidated Revenues.

	As of September, 30
(in million P$, except where noted)	2012	2011	Δ $	Δ %
Revenues	16,025	13,359	2,666	20%
Fixed Services	4,417	3,909	508	13%
Mobile Services	11,608	9,450	2,158	23%
Operating Profit before D&A	4,726	4,401	325	7%
Operating Profit	2,803	2,863	(60)	-2%
Net Income attributable to Telecom Argentina	1,891	1,870	21	1%
Shareholders’ equity attributable to Telecom Argentina	9,137	7,391	1,746	24%
Net Financial Position—Cash	2,697	2,025	672	33%
CAPEX	2,187	1,775	412	23%
Fixed lines in service (in thousand lines)	4,140	4,132	8.0	0%
Mobile customers (in thousand)	21,179	19,864	1,315	7%
Personal (Argentina)	18,909	17,786	1,123	6%
Núcleo (Paraguay)—including Wimax customers-	2,270	2,078	192	9%
Broadband acceses (in thousand)	1,612	1,505	107	7%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	10,440	11,143	(703)	-6%
Incoming / Outgoing mobile voice traffic in Arg.(in MM minutes)	16,401	15,180	1,221	8%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	47.7	45.4	2.3	5%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	55.8	49.8	6.0	12%
Average Revenue per user (ARPU) ADSL (in P$)	99.2	85.5	13.7	16%

1	www.telecom.com.ar

Buenos Aires, October 30, 2012—Telecom Argentina (“Telecom”)—(NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,923 million for the nine months period ended September 30, 2012, or +2% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$1,891 million (+1% vs. 9M11).

	9M12	9M11	Δ $	Δ %
Consolidated Revenues (MMP$)	16,025	13,359	2,666	20%
Net Income attributable to Telecom (MMP$)	1,891	1,870	21	1%
Earnings per Share (P$)	1.92	1.90	0.02
Earnings per ADR (P$)	9.61	9.50	0.11
OPBDA *	29%	33%
Operating Profit *	17%	21%
Net Income*	12%	14%

*	As a percentage of Consolidated Revenues

During 9M12, Consolidated Revenues increased by 20% to P$16,025 million (+P$2,666 million vs. 9M11), mainly fueled by the Mobile Services, Broadband business and Fixed Data. Moreover, Operating Profit amounted to P$2,803 million (-P$60 million vs. 9M11).

Consolidated Operating Revenues

Mobile Services

Clients continued to increase in 9M12, reaching 21.2 million as of the end of September 2012, representing an increase of 1.3 million (+7%) since September 30, 2011.

The actions developed to increase the usage of value added services (“VAS”), such as innovative offers to clients and equipments sales, allowed Personal to increase consolidated revenues to third parties to P$11,608 million (+23% vs. 9M11).

Telecom Personal in Argentina

As of September 30, 2012, Personal reached 18.9 million subscribers in Argentina (+6% or 1.1 million vs. 9M11), improving its market position. It is worth noting that the overall subscriber base mix continued to improve with 33% in the postpaid segment (+12% vs. 9M11).

In 9M12, Revenues to third parties reached P$10,981 million (+P$2,047 million or 23% vs. 9M11) while Service Revenues (excluding equipment) amounted to P$9,573 million (+21% vs. 9M11), with 52% corresponding to value-added services (“VAS”) revenues (vs. 47% in 9M11). VAS revenues strongly increased by 35% vs. 9M11.

During the quarter, VAS usage continued to be promoted, where Personal’s clients tended to acquire more sophisticated equipments with more services, thus improving its usage experience.

Mobile Customers & Revenues in Argentina (in billion P$) Total Mobile Traffic (in billion minutes)

2	www.telecom.com.ar

During 9M12, the overall traffic of voice minutes increased by 8% vs. 9M11. SMS traffic (incoming and outgoing charged messages) continued to increase, although at a slower pace of growth, due to other Internet alternatives provided by Personal. The traffic climbed to a monthly average of 5,662 million in 9M12 from 5,484 million messages in 9M11 (+3% vs. 9M11). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (“ARPU”) increased to P$55.8 during 9M12 (+12% vs. 9M11).

Mobile consumption of Telecom Personal in Argentina
Initiatives

During 3Q12, Personal continued with its strategy in terms of service convenience, through special promotions in prepaid credit recharges and new packages customized to Club Personal’s members. In addition, a new platform was implemented with the objective of reaching each segment with customized benefits and improving the customer experience.

Personal extended its digital platform for customer service by using the application “Mi Cuenta Personal”, available for Android’s handsets, so that each client can manage its services from its handset. Moreover, Personal consolidated its position in the mobile Internet market with its proposal of daily unlimited Internet that massifies mobile Internet access.

Furthermore, Personal continued expanding its commercial network in the country by opening new commercial offices focusing in a clients’ experience model. In line with this concept, Personal launched a Black Tour, the itinerant experience centre of Personal, which visits more than 50 cities of the country with the last technology and smartphones so that clients can have their own experience.

Personal continued with its brand positioning strategy by sponsoring, for the ninth time, the Winter Ski Season and also included its name in the rugby international championship: “Personal Rugby Championship” and supported the national team Los Pumas in those games played in Argentina.

Telecom Personal in Paraguay (“Núcleo”)

Nucleo’s subscriber base reached 2.3 million clients (+9% vs. 9M11). Prepaid and postpaid customers represented 82% and 18%, respectively.

Personal’s subsidiary in Paraguay continued growing supported by a commercial offer strategy and the leadership in the mobile Internet market despite the economic environment. The Company generated revenues equivalent to P$627 million during 9M12 (+22% vs. 9M11). Moreover, the level of ARPU reached approximately Gs.27,100 in 9M12, vs. Gs.26,500 one year ago. VAS represented 48% of 9M12 service revenues.

Lines service & Revenues (in MM$)

Fixed Services (Voice, Data Transmission & Internet)

During 9M12 revenues generated by fixed services amounted to P$4,417 million, +13% vs. 9M11; with Internet (+28% vs. 9M11) and Data revenues (+27% vs. 9M11) growing the most in relative terms in this segment.

3	www.telecom.com.ar

Voice

Total Revenues for this service reached P$2,386 million in 9M12 (+4% vs. 9M11). The results of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by Measured Services totaled P$968 million, an increase of P$47 million or +5% vs. 9M11 mainly due to the incorporation of flat rate packs with local calls.

Monthly Charges and Supplementary Services reached P$768 million, an increase of P$58 million or +8% vs. 9M11 with more than 4.1 million of lines in service and an increasing in penetration of Value Added Services.

The average monthly bill per user (ARBU) reached P$47.7 in 9M12 vs. P$45.4 in 9M11.

Interconnection revenues reached P$385 million (-1% vs. 9M11). Meanwhile, other revenues totaled P$265 million (-6% vs. 9M11).

During September, a mass campaign to impulse Aladino handset sales was launched.

Traffic (in billion minutes)

Data Transmission and Internet

Revenues related to Internet totaled P$1,442 million (+ P$315 million or +28% vs. 9M11), mainly due to the continued expansion of broadband services.

Data transmission revenues amounted to P$528 million (+27% vs. 9M11), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

As of September 30, 2012, Telecom surpassed 1.6 million ADSL accesses (+7% vs. 9M11). These connections represented 39% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached approximately P$99.2 in 9M12, +16% when compared to 9M11 and the monthly churn rate remained at 1.3% in 9M12, continuing at low levels.

During 3Q12, Telecom Argentina continued with the campaign ¨Reputación¨ through a new Facebook application. This promotion offers Arnet 6Mb WIFI with Arnet Móvil (mobile internet) during six months with the possibility to extend the promotion to twelve months if the application was contracted through the online feature.

Furthermore, during the quarter, a new campaign “Arnet Play” was launched with an offer that remarks the main services and the different content that is included. The promotion offers Arnet 6Mb WIFI with Arnet Play (Video streaming service) during six months with the possibility to extend the promotion to twelve months if the application was hired online.

Broadband Accesses & Revenues

4	www.telecom.com.ar

Moreover, during the quarter Telecom Argentina continued promoting the cloud computing services for corporate ICT.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses, excluding Gains on disposal of PP&E, totaled P$13,242 million in 9M12, an increase of P$2,709 million, or +26% vs. 9M11. The increase is a consequence of higher commercial costs due to a higher volume of revenues, the inflationary effects in the general cost structure, and greater expenses related to the intense competition.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$2,368 million (+27% vs. 9M11), mainly affected by increases in salaries due to the new labor agreement reached at the beginning of 3Q12, the increase in the number of employees and the increase in salaries for non unionized employees. Total headcount at the end of the period totaled 16,778 employees (+3% vs. 9M11) (including temporary and eventual employees), 443 employees were incorporated in the mobile business and 90 employees in the fixed services, compared to 9M11.

- Taxes and fees with the regulatory authority reached P$1,454 million (+26% vs. 9M11), impacted mainly by a higher volume of revenues, an increase in turnover taxes, by higher bank debit and credit taxes and higher taxes with the regulatory authority.

- Interconnection costs and other telecommunication charges (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,214 million, +P$124 million vs. 9M11. This increase resulted from higher roaming charges partially compensated by savings from stimulating on-net traffic among mobile clients and consequently decrease third parties network usage costs.

- Commissions (Commissions paid to Agents, prepaid card commissions and others) totaled P$1,422 million (+31% vs. 9M11), net of capitalization of SAC of P$218 million (+33% vs. 9M11), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets with the aim of gaining fidelity from clients.

- Advertising amounted to P$475 million (+25% vs. 9M11), oriented towards supporting the commercial activity in mobile and Internet services and to strengthening the brands of the Telecom Group. A significant portion of this increase was also due to the Mobile Number of Portability campaign and Personal’s brand positioning efforts.

- Cost of handsets sold totaled P$1,521 million (+31% vs. 9M11), net of capitalization of SAC of P$374 million (+20% vs. 9M11), due to an increase in high-end handsets sales and a higher number of handset upgrades (+25% vs. 9M11), performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

Consolidated Costs % Revenues

5	www.telecom.com.ar

- Fees for services, maintenance and materials amounted to $1,563 million (+26% vs. 9M11), principally due to increased efforts to improve customer services through focusing on call centers and the increase of labor related costs that are involved in these services.

- Depreciations and Amortizations reached P$1,927 million (+24% vs. 9M11). PP&E depreciation amounted to P$1,325 million (+19% vs. 9M11); SAC and services connection cost amortization totaled P$586 million (+37% vs. 9M11); and other intangible assets amortization reached P$16 million.

- Others Costs totaled P$1,298 million (+30% vs. 9M11). This increase was mainly due to general increases in public services such as electricity and water reaching P$224 million in 9M12 (+91% vs. 9M11), affected by the elimination of Government subsidies. Bad debt expenses reached P$70 million representing 1,6% of consolidated costs, while provisions expenses decreased by -40% vs. 9M11.

Consolidated Financial Results

Financial Results resulted in a gain of P$159 million, an increase of P$121 million vs. 9M11. This was mainly due to a gain in net financial interest of P$194 million in 9M12 (+P$155 million vs. 9M11) derived from a healthy financial position and to losses for FX results of P$29 million in 9M12 (vs. losses of P$3 million in 9M11) as a result of a higher depreciation of the peso.

Consolidated Net Financial Position

As of September 30, 2012, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$2,697 million in cash, an improvement of P$672 million vs. Net Financial Position as of September 2011, after the cash dividend payment of P$807 million done by Telecom Argentina in May 2012.

Capital Expenditures

Throughout 9M12, the Company invested P$2,187 million. This amount was allocated to Fixed Services (P$924 million) and Mobile services (P$1,263 million). In relative terms, capex reached 14% of consolidated revenues.

In the mobile business, Telecom continued its 3G network deployment with the intention of extending coverage and simultaneously increasing its capacity, through non conventional solutions that facilitate a faster deployment. Main capital expenditures in the fixed business are focused on replacing copper with fiber using FTTC technology, improving residential fixed broadband bandwidth and making new services available. Moreover, efforts to satisfy increasing data traffic and secure our backbone network are being approached in a convergent way, concerning both mobile and fixed networks.

D&A

(in billion P$)

Financial Results

(in million P$)

	9M11	9M12
Net Interests	$ 39	$194
FX results	-$ 3	-$ 29
Others	$ 2	-$ 6

Total	$ 38	$159

Net Financial Position Cash

(in billion P$)

Capex

(In Billion P$)

6	www.telecom.com.ar

Other Relevant Matters

On September 5th, 2012 the Secretariat of Communications (‘SC’) notified Personal of the cancellation of the Public Auction to reassign the 850 and 1900 MHz frequency bands.

Moreover, the Minister of Federal Planning, Public Investment and Services has instructed the SC to propose the mechanisms and technical legal instruments to reassign the mentioned frequencies to ARSAT (a state owned telecommunications company), as well as to present a business plan for the exploitation of the frequencies , by itself or through third parties.

Personal will continue investing in the network to optimize its usage.

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2012, Telecom continued to have 984,380,978 shares outstanding.

For more information, please contact the Investor Relations Department:

Pedro Insussarry	Solange Barthe Dennin	Horacio Nicolás del Campo	Gustavo Tewel	Ruth Fuhrmann
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 6236	(5411) 4968-3718	(5411) 4968-4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

1- Consolidated Balance Sheet

	09/30/12	12/31/11	Δ $	Δ %
Cash and cash equivalents	2,665	2,818	(153)	-5%
Investments	150	0	150	—
Trade receivables	1,921	1,790	131	7%
Other Receivables	1,149	842	307	36%
Total current assets	5,885	5,450	435	8%
Financial Investments	20	0	20	—
Trade receivables	24	30	(6)	-20%
Property, plant and equipment	8,549	8,247	302	4%
Intangible assets	1,529	1,488	41	3%
Other Receivables	144	104	40	38%
Total non-current assets	10,266	9,869	397	4%
Total Assets	16,151	15,319	832	5%
Trade payables	3,116	3,407	(291)	-9%
Deferred revenues	380	292	88	30%
Financial debt	37	19	18	95%
Salaries and social security payables	590	536	54	10%
Income tax payables	348	605	(257)	-42%
Other taxes payables	523	457	66	14%
Dividend Payable	10	0	10	—
Other liabilities	43	30	13	43%
Provisions	71	173	(102)	-59%
Total current liabilities	5,118	5,519	(401)	-7%
Trade payables	38	0	38	—
Deferred revenues	315	307	8	3%
Financial debt	101	115	(14)	-12%
Salaries and social security payables	135	136	(1)	-1%
Deferred income tax liabilities	185	210	(25)	-12%
Income tax payables	12	13	(1)	-8%
Other liabilities	65	72	(7)	-10%
Provisions	876	782	94	12%
Total non-current liabilities	1,727	1,635	92	6%
TOTAL LIABILITIES	6,845	7,154	(309)	-4%
Equity attributable to owners of the Parent	9,137	8,021	1,116	14%
Noncontrolling interest	169	144	25	17%
TOTAL EQUITY	9,306	8,165	1,141	14%
TOTAL LIABILITIES AND EQUITY	16,151	15,319	832	5%

2- Consolidated Loans

	09/30/12	12/31/11	Δ $	Δ %
Banks and other financial Institutions	33	17	16	94%
Accrued interest	4	2	2	100%
Total Current Loans	37	19	18	95%
Banks and other financial institutions	101	115	(14)	-12%
Total Non Current Loans	101	115	(14)	-12%
Total Loans	138	134	4	3%

Cash and cash equivalents, and Financial Investments	2,835	2,818	(153)	-5%
Net Financial Position—Cash	2,697	2,684	13	0.5%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

3- Consolidated Income Statements

     Nine Months Comparison

	09/30/12	09/30/11	Δ $	Δ %
Revenues	16,025	13,359	2,666	20%
Other income	16	22	(6)	-27%
Total Revenues & Other Income	16,041	13,381	2,660	20%
Consolidated Operating Costs	(13,242)	(10,533)	(2,709)	26%
Gains on disposal of PP&E	4	15	(11)	-73%
Operating income	2,803	2,863	(60)	-2%
Finance results, net	159	38	121	—
Net income before income tax expense	2,962	2,901	61	2%
Income tax expense	(1,039)	(1,009)	(30)	3%
Net income	1,923	1,892	31	2%

Attributable to:
Owners of the Parent	1,891	1,870	21	1%
Noncontrolling interest	32	22	10	45%
Operating income before D&A	4,726	4,401	325	7%
As % of Revenues	29.5%	32.9%

Finance Income and Expenses	09/30/12	09/30/11	Δ $	Δ %
Finance Income
Interest on cash equivalents	200	84	116	138%
Interest on receivables	67	50	17	34%
Foreign currency exchange gains	105	52	53	102%
Others	22	9	13	144%
Total finance income	394	195	199	102%
Finance expenses
Interest on financial debt	(9)	(12)	3	-25%
Interest on taxes and accounts payable	(4)	(9)	5	-56%
Interest on provisions	(60)	(74)	14	-19%
Loss on discounting of other liabilities	(24)	(5)	(19)	—
Foreign currency exchange losses	(134)	(55)	(79)	144%
Others	(4)	(2)	(2)	100%
Total finance expenses	(235)	(157)	(78)	50%

	159	38	121	—
4- Consolidated Income Statements Three Months Comparison
	09/30/12	09/30/11	Δ $	Δ %
Revenues	5,645	4,775	870	18%
Other income	7	5	2	40%
Total Revenues & Other Income	5,652	4,780	872	18%
Consolidated Operating Costs	(4,734)	(3,847)	(887)	23%
Gains on disposal of PP&E	3	1	2	200%
Operating income	921	934	(13)	-1%
Finance results, net	47	21	26	124%
Net income before income tax expense	968	955	13	1%
Income tax expense	(339)	(339)	—	0%
Net income	629	616	13	2%

Attributable to:
Owners of the Parent	616	609	7	1%
Noncontrolling interest	13	7	6	86%

Operating income before D&A	1,587	1,496	91	6%
As % of Revenues	28.1%	31.3%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

5- BREAKDOWN OF THE INCOME STATEMENTS

     Nine Months Comparison

	09/30/12	09/30/11	Δ $	Δ %
REVENUES FROM SERVICES	14,534	12,235	2,299	19%
Fixed Services	4,356	3,843	513	13%
Voice	2,386	2,300	86	4%
Retail Voice	1,838	1,748	90	5%
Monthly Charges	768	710	58	8%
Measured Services	968	921	47	5%
Others	102	117	(15)	-13%
Wholesale	548	552	(4)	-1%
Interconnection	385	387	(2)	-1%
Others	163	165	(2)	-1%
Data	528	416	112	27%
Internet	1,442	1,127	315	28%

Mobiles Sevices	10,178	8,392	1,786	21%
Telecom Personal	9,573	7,895	1,678	21%
Voice	4,555	4,175	380	9%
Retail Voice	3,249	2,907	342	12%
Monthly Charges	1,553	1,232	321	26%
Measured Services	1,433	1,465	(32)	-2%
Roaming	135	113	22	19%
Others	128	97	31	32%
Wholesale	1,306	1,268	38	3%
Interconnection (CPP and TLRD)	1,143	1,102	41	4%
Roaming	146	155	(9)	-6%
Others	17	11	6	55%
Data	4,128	3,196	932	29%
Internet	890	524	366	70%

Núcleo	605	497	108	22%
Voice	314	265	49	18%
Retail Voice	253	217	36	17%
Monthly Charges	75	63	12	19%
Measured Services	166	139	27	19%
Roaming	5	5	—	0%
Others	7	10	(3)	-30%
Wholesale	61	48	13	27%
Interconnection (CPP and TLRD)	49	42	7	17%
Roaming	12	6	6	100%
Data	194	186	8	4%
Internet	97	46	51	111%

REVENUES FROM EQUIPMENT SALES	1,491	1,124	367	33%
Fixed Services	61	66	(5)	-8%
Voice	41	34	7	21%
Data	15	29	(14)	-48%
Internet	5	3	2	67%
Mobiles Sevices	1,430	1,058	372	35%
Equipments (Personal)	1,408	1,039	369	36%
Equipments (Núcleo)	22	19	3	16%

REVENUES	16,025	13,359	2,666	20%

OTHER INCOME	16	22	(6)	-27%
Fixed	14	14	—	0%
Mobile	2	8	(6)	-75%

TOTAL REVENUES & OTHER INCOME	16,041	13,381	2,660	20%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

6- BREAKDOWN OF THE INCOME STATEMENTS

     Three Months Comparison

	09/30/12	09/30/11	Δ $	Δ %
REVENUES FROM SERVICES	5,084	4,371	713	16%
Fixed Services	1,518	1,338	180	13%
Voice	811	793	18	2%
Retail Voice	620	601	19	3%
Monthly Charges	231	214	17	8%
Measured Services	362	347	15	4%
Others	27	40	(13)	-33%
Wholesale	191	192	(1)	-1%
Interconnection	132	137	(5)	-4%
Others	59	55	4	7%
Data	190	145	45	31%
Internet	517	400	117	29%

Mobiles Sevices	3,566	3,033	533	18%
Telecom Personal	3,351	2,845	506	18%
Voice	1,555	1,450	105	7%
Retail Voice	1,112	1,011	101	10%
Monthly Charges	535	435	100	23%
Measured Services	493	506	(13)	-3%
Roaming	44	43	1	2%
Others	40	27	13	48%
Wholesale	443	439	4	1%
Interconnection (CPP and TLRD)	392	386	6	2%
Roaming	45	51	(6)	-12%
Others	6	2	4	200%
Data	1,475	1,185	290	24%
Internet	321	210	111	53%

Núcleo	215	188	27	14%
Voice	109	98	11	11%
Retail Voice	86	80	6	8%
Monthly Charges	27	23	4	17%
Measured Services	55	51	4	8%
Roaming	2	2	—	0%
Others	2	4	(2)	-50%
Wholesale	23	18	5	28%
Interconnection (CPP and TLRD)	18	15	3	20%
Roaming	5	3	2	67%
Data	68	71	(3)	-4%
Internet	38	19	19	100%

REVENUES FROM EQUIPMENT SALES	561	404	157	39%
Fixed Services	22	16	6	38%
Voice	15	12	3	25%
Data	5	3	2	67%
Internet	2	1	1	100%
Mobiles Sevices	539	388	151	39%
Equipments (Personal)	530	382	148	39%
Equipments (Núcleo)	9	6	3	50%

REVENUES	5,645	4,775	870	18%

OTHER INCOME	7	5	2	40%
Fixed	7	2	5	—
Mobile	0	3	(3)	—

TOTAL REVENUES & OTHER INCOME	5,652	4,780	872	18%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

7- CONSOLIDATED INCOME STATEMENTS

     Nine Months Comparison

	09/30/12	09/30/11	Δ $	Δ %
Revenues	16,025	13,359	2,666	20%
Other income	16	22	(6)	-27%
Total Revenues & Other Income	16,041	13,381	2,660	20%
Employee benefit expenses and severance payments	(2,368)	(1,871)	(497)	27%
Interconnection costs and other telecommunication charges	(1,214)	(1,090)	(124)	11%
Fees for services, maintenance and materials	(1,563)	(1,236)	(327)	26%
Taxes and fees with the Regulatory Authority	(1,454)	(1,155)	(299)	26%
Commissions	(1,422)	(1,089)	(333)	31%
Cost of equipments and handsets	(1,521)	(1,161)	(360)	31%
Advertising	(475)	(380)	(95)	25%
Provisions	(112)	(188)	76	-40%
Bad debt expenses	(218)	(125)	(93)	74%
Other operating expenses	(968)	(685)	(283)	41%
Operating income before D&A	4,726	4,401	325	7%
D&A	(1,927)	(1,553)	(374)	24%
Gains on disposal of PP&E	4	15	(11)	-73%
Operating income	2,803	2,863	(60)	-2%
Financial Income	394	195	199	102%
Financial Costs	(235)	(157)	(78)	50%
Net income before income tax expense	2,962	2,901	61	2%
Income tax expense	(1,039)	(1,009)	(30)	3%
Net Income	1,923	1,892	31	2%

Attributable to:
Owners of the Parent	1,891	1,870	21	1%
Noncontrolling interest	32	22

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

8- CONSOLIDATED INCOME STATEMENTS

     Three Months Comparison

	09/30/12	09/30/11	Δ $	Δ %
Revenues	5,645	4,775	870	18%
Other income	7	5	2	40%
Total income	5,652	4,780	872	18%
Employee benefit expenses and severance payments	(876)	(728)	(148)	20%
Interconnection costs and other telecommunication charges	(409)	(369)	(40)	11%
Fees for services, maintenance and materials	(553)	(438)	(115)	26%
Taxes and fees with the Regulatory Authority	(514)	(402)	(112)	28%
Commissions	(522)	(389)	(133)	34%
Cost of equipments and handsets	(562)	(409)	(153)	37%
Advertising	(161)	(123)	(38)	31%
Provisions	(53)	(127)	74	-58%
Bad debt expenses	(70)	(41)	(29)	71%
Other operating expenses	(345)	(258)	(87)	34%
Operating income before D&A	1,587	1,496	91	6%
D&A	(669)	(563)	(106)	19%
Gains on disposal of PP&E	3	1	2	200%
Operating income	921	934	(13)	-1%
Financial Income	131	79	52	66%
Financial Costs	(84)	(58)	(26)	45%
Net income before income tax expense	968	955	13	1%
Income tax expense	(339)	(339)	—	0%
Net Income	629	616	13	2%

Attributable to:
Owners of the Parent	616	609	7	1%
Noncontrolling interest	13	7

14	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 1, 2012	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman